
July 20, 2007

via U.S. mail

Mr. Robert Scherich
Chief Financial Officer
Horsehead Holding Corp.
300 Frankfort Road
Monaca, PA 15061

> **Re:** **Horsehead Holding Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 2, 2007**
> **File No. 333-142113**
>
> **Registration Statement on Form S-1**
> **Filed July 2, 2007**
> **File No. 333-144295**

Dear Mr. Scherich:

      We have reviewed your filings and your response letter dated July 2, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-142113)

Compensation Discussion and Analysis, page 63

1.   Please expand your disclosure of the circumstances in which the compensation committee may determine that it is appropriate to exceed the pre-determined maximum percentages for cash bonuses. Explain the circumstances that would constitute "marked improvements in [y]our operational or financial performance"

and the procedures the committee would follow in its deliberation and approval to exceed these maximum percentages.

Financial Statements

Note B – Summary of Significant Accounting Policies, page F-18

Revenue Recognition

2.   We have read your response to prior comment 15, indicating that you believe there is no need to report service fee revenues and the related costs separately on the face of the income statements because the service fees recorded in 2006 would be less than 10% of total revenues if you exclude the effects of a market adjustment that is included in the revenue line item. However, there is no provision for ignoring any element of revenue included in the total under the threshold provision in Rule 5-03(b) of Regulation S-X. We note that you have not addressed the relative significance of the service fee revenues for 2005 and 2004. Since the service fees exceed 10% of total revenues in all periods, it appears that you should separately report both the revenues and related costs on the face of your Statements of Operations to comply with Rule 5-03(b).

Registration Statement on Form S-1 (File No. 333-144295)

General

3.   Please revise the accounting and disclosure in your registration statement, having file number 333-144295, as necessary to comply with all applicable comments written on your other registration statement above.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Lily Dang at (202) 551-3867 or, in her absence, Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, Anne Nguyen Parker, Branch Chief, at (202) 551-3611 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: L. Dang
        K. Hiller
        J. Wynn

        <u>via facsimile</u>
        James S. Rowe and Gregory C. Vogelsperger
        Kirkland & Ellis LLP
        (312) 861-2200